February 7, 2019

Allen W. West
Chief Financial Officer
P.A.M. Transporation Services, Inc.
297 West Henri de Tonti Blvd
Tontitown, Arkansas 72770

       Re: P.A.M. Transporation Services, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 9, 2018
           File No. 000-15057

Dear Mr. West:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure